1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL

March 17, 2023	adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

Files Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 344 (“PEA 344”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 487 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 27, 2022. PEA 344 was filed to register Institutional Class, Class I-2, Class I-3, Administrative Class, Class A and Class C shares of PIMCO Total Return Fund V (the “Fund”), a new series of the Registrant. We previously responded to those comments by letter dated March 13, 2023, and you subsequently provided additional comments. A summary of the Staff’s additional comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 344.

Prospectus—Fee Table

Comment 1: Confirm that the fee waiver agreement referenced in the fee table will extend for at least one year after the effective date of the registration statement.

Response: Confirmed. The registration statement is scheduled to become effective on or about March 17, 2023. The prospectus will include the following footnote to the Fund’s fee table:

Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through July 31, 2024 to waive its management fee, or reimburse the Fund, to the extent that organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets (the “Expense Limit”). Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided that organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees, plus recoupment, do not exceed the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit). (emphasis added)

Prospectus—Principal Investment Strategies

Comment 2: The Fund’s Principal Investment Strategies states:

To the extent possible on the basis of information available to PIMCO, an issuer will be deemed to be principally engaged in an activity if it derives more than 10% of its gross revenues from such activities (or such more restrictive threshold or exclusionary screen (i.e., a lower gross revenue threshold), as may be determined by PIMCO from time to time).

Please revise the disclosure to clarify that this criteria applies to prongs (1) through (4) in the first paragraph of the Principal Investment Strategies section. Please also clarify what criteria applies to prongs (1) to (5) in the same paragraph.

Response: Comment accepted. The first three paragraphs of the Principal Investment Strategies section will be revised as follows, with underlines and strikethroughs indicating moved text as compared to PEA 344:

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Fund normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg U.S. Aggregate Index, as calculated by PIMCO, which as of December 31, 2022 was 6.17 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The Fund will not invest in the securities of any non-governmental issuer determined by PIMCO to be engaged principally in the (1) manufacture of alcoholic beverages, tobacco products or military equipment, (2) operation of gambling casinos, (3) oil industry, including extraction, production, and refining, or (4) production or distribution of coal and coal fired generation. To the extent possible on the basis of information available to PIMCO, an issuer will be deemed to be engaged principally in an activity if it derives more than 10% of its gross revenues from such activities (or such more restrictive threshold or exclusionary screen (i.e., a lower gross revenue threshold), as may be determined by PIMCO from time to time).

In addition, the Fund will not invest in the securities of any non-governmental issuer known to (1) derive gross revenue from the production, direction or publication of adult entertainment materials, as well as those known to be directly engaged in the business of distributing and retailing such materials, (2) provide abortions or manufacture abortifacients (and entities that own or are owned thereby), (3) manufacture products intended for contraception, (4)

engage in certain types of stem cell research (including the use of embryonic or fetal stem cells to develop products), or (5) produce and/or retail cannabis for recreational use, each of the foregoing generally as determined by a third-party data provider and reported to PIMCO. In analyzing whether an issuer meets any of the criteria described in the foregoing sentence, PIMCO intends to predominantly rely upon, among other things, information provided by an independent third party, including research and screens employed for certain values-based or Catholic institutions such as the MSCI Catholic Values Screening Methodology and related research. Please see the Additional Information Regarding Certain Screens Used by the Fund section of the prospectus for additional information, including a description of the methodologies that may be used to determine whether a non-governmental issuer is known to be engaged in an activity.

Notwithstanding the restrictions set forth above, the Fund can invest in the securities of any issuer determined by PIMCO to be engaged principally in biofuel production, natural gas generation and sales and trading activities. The Fund may also invest in labeled green, sustainable, social and sustainability-linked bonds from issuers involved in fossil fuel-related sectors. Labeled bonds are those issues with proceeds specifically earmarked to be used for climate (often referred to as “green bonds”), environmental sustainability and/or social projects and, in the case of sustainability-linked bonds, bonds that include sustainability-linked covenants, as explained by the issuer through use of a framework and/or legal documentation. Labeled bonds are often verified by a third party, which certifies that a bond will or has been used to fund projects that include eligible benefits or, in the case of sustainability-linked bonds, that the bond includes sustainability-linked covenants.

~~To the extent possible on the basis of information available to PIMCO, an issuer will be deemed to be principally engaged in an activity if it derives more than 10% of its gross revenues from such activities (or such more restrictive threshold or exclusionary screen (i.e., a lower gross revenue threshold), as may be determined by PIMCO from time to time). In analyzing whether an issuer meets any of the criteria described above, PIMCO intends to predominantly rely upon, among other things, information provided by an independent third party, including research and screens employed for certain values-based or Catholic institutions such as the MSCI Catholic Values Screening Methodology and related research. Please see the Additional Information Regarding Certain Screens Used by the Fund section of the prospectus for additional information.~~

Comment 3: With respect to certain investment screens described in the Principal Investment Strategies, the Fund will not invest in the securities of any non-governmental issuer “known to” engage in the specified activity. Please direct the Staff to the disclosure in the prospectus that describes the criteria to determine that an issuer is “known to” be engaged in the specified activity.

Response: Please see the response above and the “Additional Information Regarding Certain Screens Used by the Fund” section of the prospectus, which the Registrant will revise as indicated with underlined text below for ease of understanding.

As noted above, the Fund will not invest in the securities of any non-governmental issuer known to (1) derive gross revenue from the production, direction or publication of adult entertainment materials, as well as those known to be directly engaged in the business of distributing and retailing such materials, (2) provide abortions or manufacture abortifacients (and entities that own or are owned thereby), (3) manufacture products intended for contraception, (4) engage in certain types of stem cell research (including the use of embryonic or fetal stem cells to develop products), or (5) produce and/or retail cannabis for recreational use. In analyzing whether an issuer meets any of the criteria described above, PIMCO intends to predominantly rely upon, among other things, information provided by an independent third party to determine whether an issuer is known to be engaged in an activity, including research and screens employed for certain values-based or Catholic institutions such as the MSCI Catholic Values Screening Methodology and related research. PIMCO may also apply additional screens and exclusions. For example, where an issuer is not covered by a third-party, PIMCO may conduct additional reviews to determine whether an investment is consistent with the philosophy of these screens and/or exclusions. (emphasis added)

Issuers may be identified as known to be engaged in an activity by an independent third-party (whose methodology is summarized herein as of September 2022) using a combination of industry classifications, business descriptions and keyword searches in select company filings to identify issuers that could have involvement in one or more of the covered activities described above. Issuers found without any potential involvement in a covered activity during this step are generally treated as not involved in the activity by such third-party. If the initial review process identifies the potential for involvement, an analyst of the third-party may review an issuer’s regulatory filings, annual reports, company websites and third-party sources, including news, media and non-governmental organizations, to determine if a company is in fact involved in one of the covered activities. If after this step there is no evidence to flag the company for one of the covered activities, then the company generally is treated as not involved in the activity by the third-party. If, however, during the screening process or analyst review evidence is captured relating to the company’s involvement in a covered activity, then the company generally is treated as involved in the activity by the third-party. The third-party may only refresh its research periodically. With respect to abortion, abortifacients and stem cell research, the third-party may in addition to, or in lieu of, the above utilize surveys of issuers. An issuer may be classified as not involved in an activity if it does not respond in the affirmative to such surveys. There can be no guarantee that the activities of the companies identified for investment (or exclusion) by the Fund will align with the principles of a faith-based investor. (emphasis added)

The Additional Information Regarding Certain Screens Used by the Fund section of the prospectus then provides further description of the screens utilized pursuant to the MSCI Catholic Values Screening Methodology, which are predominantly relied upon by PIMCO for purposes of applying the Fund’s faith-based values investing screens, as follows. The Registrant will revise as indicated with underlined text below.

Below is additional information regarding these screens as of September 2022:

◾

Adult Entertainment Materials ~~Producers, Distributors and Retailers~~. Adult entertainment materials generally are those in which the dominant theme is “sexually explicit” conduct. This screen is intended to exclude companies deriving gross revenue from the production, direction or publication of adult entertainment materials, as well as those known to be directly engaged in the business of distributing and retailing such materials. Companies involved in the independent wholesale of such materials generally are viewed as distributors thereof. In addition, companies that operate specialty stores or online sites for adult entertainment materials generally are viewed as retailers thereof.

◾

Abortion Providers and Abortifacient Manufacturers. This screen generally is intended to exclude companies with an industry tie to abortion or abortifacients, including abortion providers, acute care facility operators, abortifacient manufacturers, and issuers that own or are owned by one of the foregoing. (Abortifacients generally are drugs, compounds or chemicals that result in the termination of a pregnancy or that are otherwise recognized as having significant secondary use in the termination of pregnancy. The following are not intended to be excluded: companies that solely market, license, or distribute abortifacients; companies that manufacture non-abortifacient specific products such as saline solution; companies that retail or prescribe abortifacients, such as pharmacies; companies that manufacture abortifacient drugs exclusively for research or animal use; and/or companies that produce drugs that include abortion as a side effect.)

◾

Contraceptive Manufacturers. Contraceptives include: hormonal contraceptives; vaginal barriers; intrauterine devices; contraceptive implants; spermicide; and permanent contraceptives. This screen is not intended to encompass retailers, distributors, insurers, supporters or researchers of contraceptives.

◾

Stem Cell Research Providers. This screen focuses on companies engaged in stem cell research using cells derived from human embryos or human fetal tissue, companies that use fetal cell lines in the development of vaccines and other biologics, companies that develop or produce products for scientific research specifically on embryonic or fetal stem cells and companies that use embryonic or fetal stem cells to develop products.

◾

Recreational Cannabis. Companies involved in the production or retail of cannabis for recreational use. This screen generally is not intended to encompass companies involved with synthetic cannabis or chemicals, CBD, complementary products, support services, farming equipment, marketing, technology, transportation, leasing, or medical cannabis.

MSCI Catholic Values Screening Methodology and related research provide information on companies involved in specific business activities of concern to Catholic investors to assist asset managers in analyzing investment decisions, including exclusionary screening factors, underlying metrics and thresholds, to determine whether a non-governmental issuer meets any of the criteria described above.

Comment 4: The Fund’s principal investment strategies state:

The Fund may avoid investment in the securities of issuers whose business practices with respect to the environment, social responsibility, and governance (“ESG practices”) are not to PIMCO’s satisfaction. In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. Additionally, PIMCO may engage proactively with issuers to encourage them to improve their ESG practices. PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in-person meetings, phone calls, electronic communications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives. It may also exclude those issuers that are not receptive to PIMCO’s engagement efforts, as determined in PIMCO’s sole discretion.

Please direct the Staff to the disclosure that specifically identifies the environmental, social and/or governance practices that PIMCO will consider on behalf of the Fund. Confirm whether such “ESG practices” are in addition to the ESG-related and faith-based values investment screens set forth in the first paragraph of the Principal Investment Strategies section.

Response: The Registrant directs the Staff to the ESG Investing section of the prospectus excerpted below in addition to the Principal Investment Strategies section partially excerpted above. The Registrant notes that the following disclosure addresses actions that PIMCO takes to implement the Fund’s ESG-related strategy.

As the investment adviser to the Fund, PIMCO may engage proactively with issuers to encourage them to improve their business practices with respect to ESG practices. In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of critical ESG issues and will, when appropriate, also reference standards as set forth by recognized global organizations such as the United Nations. PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with an issuer’s management, such as through in-person meetings, phone calls, electronic communications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and works collaboratively with an issuer’s management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the issuer’s own initiatives. There can be no assurance that these engagement efforts will be successful. PIMCO may exclude from the Fund issuers that are not receptive to its engagement efforts. In addition, because the Fund invests primarily in Fixed Income Instruments, the Fund does not generally have standing to engage issuers in all the ways that an investor in an issuer’s equity securities does.

The Registrant confirms that the Fund’s ESG-related strategy operates in addition to the Fund’s application of certain ESG-related and faith-based values investment screens, as set forth in the first paragraph of the Principal Investment Strategies section.

Prospectus—Characteristics and Risks of Securities and Investment Techniques

Comment 5: Please revise the disclosure in the “Additional Information Regarding Certain Screens Used by the Fund” section to identify the methodology being used is the MSCI Catholic Values Screening Methodology rather than “an independent third party.”

Response: The Registrant has reviewed the relevant disclosures and believes that the disclosure in the “Principal Investment Strategies” and the “Additional Information Regarding Certain Screens Used by the Fund” sections regarding the use of MSCI Catholic Values Screening Methodology is adequate. Please see the relevant excerpts below, which clearly identify MSCI Catholic Values Screening Methodology in the context of a reference to an independent third party.

Principal Investment Strategies

In analyzing whether an issuer meets any of the criteria described above, PIMCO intends to predominantly rely upon, among other things, information provided by an independent third party, including research and screens employed for certain values-based or Catholic institutions such as the MSCI Catholic Values Screening Methodology and related research. Please see the Additional Information Regarding Certain Screens Used by the Fund section of the prospectus for additional information. (emphasis added)

Additional Information Regarding Certain Screens Used by the Fund

In analyzing whether an issuer meets any of the criteria described above, PIMCO intends to predominantly rely upon, among other things, information provided by an independent third party, including research and screens employed for certain values-based or Catholic institutions such as the MSCI Catholic Values Screening Methodology and related research. PIMCO may also apply additional screens and exclusions. For example, where an issuer is not covered by a third-party, PIMCO may conduct additional reviews to determine whether an investment is consistent with the philosophy of these screens and/or exclusions. (emphasis added).

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP